Exhibit (p)(2)

CODE OF ETHICS

I.	PREAMBLE

It is the policy of Sterling Capital Management (“Sterling”) that each employee should (1) at all times place the interests of the client first, (2) conduct all personal securities transactions in a manner that is consistent with the Code of Ethics (“Code”), (3) avoid any actual or potential conflict of interest or any abuse of the employee’s position of trust and responsibility, and (4) adhere to the fundamental standard that Sterling employees should not take inappropriate advantage of their positions.

All persons covered under this Code are required to comply with all applicable Federal securities laws. Sterling is required to provide a copy of this Code, and any amendments, to all employees. All employees will provide written acknowledgement of receipt of this code, and any amendments. Employees are required to report any violations, or suspected violations, to the Compliance Department, or to the President.

This Code of Ethics shall be governed by Rule 204A-1 of the Investment Advisers Act of 1940, and Rule 17j-1 of the Investment Company Act of 1940.

In connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by a client, employees shall not:

a)	Employ a device, scheme, or artifice to defraud a client

b)	Make to a client, or to Sterling, any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

c)	Engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the client; or

d)	Engage in any manipulative practice with respect to the client or with respect to securities, including price manipulation.

Sterling is a subsidiary of BB&T Corporation. As such, this policy is subordinate to the BB&T Corporation Code of Ethics. Therefore, all Sterling employees must adhere to the higher standard of this policy or the BB&T Corporation Code of Ethics.

II.	STANDARD OF CONDUCT

Sterling Capital Management’s core philosophy is that employees are expected to act in an ethical manner at all times. This Code of Ethics includes detailed policies, procedures, and requirements. While reading and becoming familiar with the various parts of the Code, it is important to keep in mind the overriding idea that we have a strong fiduciary duty to clients, and we are all obligated to uphold that duty. The following are general principles underlying our policies and procedures:

1.	Employees and certain affiliated persons owe a duty at all times to conduct their affairs, including personal securities transactions, in such a manner as to (i) avoid serving their own personal interests ahead of the clients’ interest; (ii) avoid taking inappropriate advantage of their position with the Firm; (iii) avoid any abuse of their position of trust and responsibility; and (iv) disclose any actual or potential conflicts of interest.

2.	Independence in the investment decision-making process is paramount.

3.	Information regarding the identity of security holdings and client information is confidential.

4.	Sterling’s reputation is critical to the Firm’s ability to survive and grow. Honesty, integrity, and professionalism are integral determinants of Sterling’s reputation.

III.	GIFTS & ENTERTAINMENT

No employee shall make business decisions that are influenced or appear to be influenced by giving or accepting gifts, favors, entertainment, special accommodations or other items of material value.

Excluding Sterling sponsored events, employees are prohibited from receiving any gift(s) or item(s) of value with a combined retail value in excess of $400 per year (or such other value as stated in the BB&T Corporation Code of Ethics) from any entity that does business with or on behalf of Sterling or an advised mutual fund. In addition, providing gifts or gratuities to any person or entity that does business with Sterling is subject to the same limits described above. Individuals that are registered with FINRA must still comply with FINRA limits on gifts and gratuities.

No employee may give or accept cash gifts or cash equivalents to or from a client, prospective client, or any entity that does business with or on behalf of Sterling or any advised mutual fund.

Appropriate entertainment, such as dinner or sporting events, may be accepted only under the following circumstances: (1) the offer of entertainment must not be solicited, (2) the individual offering the entertainment must be present, and (3) the value of the entertainment must be reasonable and customary.

Employees are required to report to the Compliance Department any gifts given or accepted.

IV.	POLITICAL CONTRIBUTIONS

[Need Pay-to-Play Provisions]

Sterling believes it is important for employees to take an active interest in our political process. Participation in political activities, however, must be conducted on an individual basis and not as an employee of Sterling. Under no circumstances may an employee make contributions or offer anything of value to a government official or a candidate for government office for the purpose of influencing or rewarding the official or prospective official or to induce that person to conduct business with Sterling.

In addition, employees are reminded of their duty to uphold the reputation of the Firm. In this regard, employees are strongly encouraged to avoid any activity that may cause the appearance of impropriety or the appearance that the activity is being undertaken in order to influence the recipient’s business relationship with Sterling. The availability of public information regarding political contributions makes this an extremely sensitive issue for investment advisers and employees should consult the Compliance Department if they have any questions or concerns about dealings with government officials.

V.	OUTSIDE ACTIVITIES

Employees are discouraged from serving in any capacity with an outside entity that does business with Sterling or BB&T. In particular, employees are prohibited from serving on the board of directors, or like capacity (i.e., general partner) of any company without the prior authorization of the Compliance Department. In determining whether to grant such authorization, the Compliance Department shall consider whether securities issued by the company are currently held, or potentially could be held, in client accounts. Any such authorization shall be based upon a determination that the board service would be consistent with the interests of the Firm, and any portfolios or funds. Authorization of board service shall be subject to the implementation by the Firm of a “Chinese Wall”, or other procedures, to isolate the employee from making decisions about trading in the company’s securities.

Employees must disclose in writing all outside activities that could potentially cause a conflict of interest including directorships. The disclosure must be approved by the employee’s manager and the Compliance Department. Employees must annually certify all outside activities.

VI.	CONFIDENTIALITY

All information about the Firm’s clients, including former clients, is strictly confidential. Employees are prohibited from disclosing any information about clients such as client identity, security holdings, transactions, and investment advice, unless a client consents otherwise. Exceptions include where disclosure is necessary to provide the agreed upon services to the client, or as required by law.

VII.	GENERAL PERSONAL TRADING PROVISIONS

A.	Insider Trading

Employees are prohibited from trading, either personally or on behalf of others (including accounts managed by the Firm), while in possession of material non-public information. Employees are also prohibited from communicating material non-public information to others, in violation of the law. This activity is frequently referred to as “insider trading.” This policy applies to every officer and employee of the Firm, and extends to activity within and outside their duties at the Firm. Any questions regarding this policy should be referred to the Compliance Department.

The term “insider trading” is not defined in the federal securities laws, but generally refers to the following:

•	trading by an insider, while in possession of material non-public information, or

•

trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated, or

•	communicating material non-public information to others.

Before an employee trades on their own behalf or on behalf of others in securities of a company about which the employee may have potential insider information, the employee should ask one’s self the following questions:

•

Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

•	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace?

If information is believed to be both material and non-public, or if one has questions as to whether the information is material and non-public, one should immediately contact the Compliance Department.

Information identified as potentially material non-public information may not be communicated to anyone, including persons within the Firm, except as provided above. In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be sealed, and access to computer files containing material non-public information should be restricted.

No employee shall disclose information regarding client accounts, including trading information, except to authorized parties and then only on a need-to-know basis.

B.	Prohibition Against Front-Running and Scalping

Front-running involves trading in personal accounts before executing trades for client accounts. Because of the potential harm to clients, front-running is prohibited. For one, the investment professional’s personal trades may adversely impact the market and cause the client’s trade to be executed at a less favorable price. Further, in a volatile market, the investment professional that executes a personal trade prior to the client’s trade may usurp a favorable opportunity that will not be available subsequently.

Scalping involves purchasing a security in a personal account shortly before purchasing the same security in client accounts, then immediately selling the security from the personal account. Scalping is prohibited because it results in an employee’s interests being placed ahead of a client’s interest and hence is directly contrary to the fiduciary duty underlying the investment advisor / client relationship.

No employee shall purchase or sell, directly or indirectly, any security, or derivative thereof, in which they have any direct or indirect beneficial ownership and which to their actual knowledge at the time of such purchase or sale:

•	is being purchased or sold by any portfolio or fund managed by the Firm, or

•	is being considered for purchase or sale by Sterling on behalf of any portfolio or fund managed by the Firm.

C.	Purchases of Initial Public Offerings or Private Placements

Employees are prohibited from acquiring a beneficial interest in any security in an initial public offering (“IPO”), or other limited offerings such as private placements, without prior written approval of the Compliance Department.

Before granting such approval the Compliance Department should carefully evaluate such investment to determine if it could create a material conflict between the employee and a portfolio or fund managed by the Firm. The Compliance Department may make such determination by looking at, among other things, the nature of the offering and the particular facts surrounding the purchase. For example, the Compliance Department may consider approving the transaction if it is determine that: (i) the investment did not result from directing a portfolio, fund or Firm business to the underwriter or issuer of the security; (ii) the employee is not misappropriating an opportunity that should have been offered to a portfolio, fund, or the Firm; and (iii) the employee’s decisions for a portfolio, fund, or the Firm will not be unduly influenced by his or her personal holdings but are based solely on the best interests of a portfolio, fund, or the Firm. Any employee authorized to purchase securities in an IPO or private placement shall disclose that investment when they play a part in a portfolio’s, fund’s, or the Firm’s subsequent consideration of an investment in that issuer. In such circumstances, a decision to purchase securities of the issuer shall be subject to independent review by investment personnel with no personal interest in the issuer.

D.	Use of Limit Orders

Employees are prohibited from placing a “good until cancelled” order or any limit order which could cause a trade to be executed after pre-clearance has expired.

E.	Frequent Trading

Frequent trading in personal accounts is inconsistent with Sterling’s investment philosophy, and is generally prohibited. In addition, such trading may distract employees from their duty to service client accounts. The Compliance Department will monitor employee trading for such activity and report any issues to the President and the employee’s manager.

VIII.	PERSONAL TRADING RESTRICTIONS

A.	Definitions

1.	Advisory Representative: An Advisory Representative is any employee of Sterling whose office is not in the Raleigh, NC or Charlotte, NC offices. However, certain employees meeting this definition may have their classification under this Code elevated.

2.	Access Person: An Access Person is any employee of Sterling (other than a Portfolio Manager) whose office is in the Raleigh, NC or Charlotte, NC offices.

3.	Portfolio Manager: A Portfolio Manager is any employee of Sterling whose office is located in the Raleigh, NC or Charlotte, NC offices, and has investment decision making authority for client accounts.

The Compliance Department shall maintain a list of Advisory Representatives, Access Persons, and Portfolio Managers which shall be updated on a timely basis.

B.	Pre-Clearance Requirements

All Access Persons and Portfolio Managers must receive prior written approval from a Compliance Officer (or designee) before purchasing or selling securities in any account in which they have a beneficial interest and the transaction is not an Exempt Transaction. Pre-clearance should be requested by submitting a completed Pre-Clearance Request Form to a Compliance Officer (or designee).

Pre-clearance approval will expire at 4:00 p.m. of the next business day after pre-clearance was authorized. For example, pre-clearance received on Friday at 1:00 p.m. would expire at 4:00 p.m. the following Monday. If the trade is not completed before such pre-clearance expires, the employee must submit a new pre-clearance request. If an Access Person or Portfolio Manager, having previously received pre-clearance, becomes aware of any new information which could cause a conflict, such person is required to disclose this new information prior to executing their personal trade.

C.	Blackout Periods

1.	Advisory Representative: Except as otherwise permitted, Advisory Representatives are prohibited from executing a personal securities transaction on a day when any client account to which they are assigned has a pending “buy” or “sell” order in the same security unless and until that order is fully executed or has been withdrawn.

2.	Access Person: Except as otherwise permitted, Access Persons are generally prohibited from executing a personal securities transaction, in the same security, within two (2) business days following a trade in any client account or mutual fund managed in their respective office.

3.	Portfolio Manager: Except as otherwise permitted, Portfolio Managers are generally prohibited from executing a personal securities transaction, in the same security, within four (4) business days before and two (2) business days following a trade in any client account or mutual fund for which they serve as portfolio manager.

Any profits realized on prohibited trades may be required to be disgorged. A pattern of violations will result in disciplinary action and, if appropriate, dismissal.

D.	Transactions Exempt From Pre-Clearance

1.	Specific Security Types: Transactions in the following securities are exempt from pre-clearance:

a)	Direct obligations of the US Government;

b)	Bankers’ acceptances, bank certificates of deposit, and repurchase agreements;

c)	High quality short-term debt instruments (with a maturity of less than 366 days at issuance and rated in one of the two highest categories by a Nationally Recognized Statistical Rating Organization) including commercial paper or shares of money market or other mutual funds that limit their investments to these securities;

d)	Shares issued by registered open-end mutual funds, including any advised or sub-advised funds;

e)	Unit investment trusts;

f)	Exchange traded funds based on a broad-based market index;

g)	Securities issued by BB&T; and

h)	Any derivative security of any of the above.

2.	Specific Transaction Types: The following transactions are exempt from pre-clearance:

a)	Purchases or sales over which the employee has no direct or indirect influence or control (including involuntary buys/sells effected via an options exercise);

b)	Purchases pursuant to an automatic investment plan (i.e., DRIP plans, 401k plan automatic rebalancing, etc.);

c)	Securities acquired by the exercise of rights issued pro rata by an issuer to all holders of a class of securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

3.	De Minimus Transactions: Transactions by Advisory Representatives or Access Persons within the following limits are exempt from pre-clearance: This does not apply to Portfolio Managers.

a)	For any fixed income security, up to an aggregate of $25,000 principal amount within any three consecutive month period;

b)	For any publically traded equity security, with a market capitalization of at least $1 billion, up to an aggregate of 1,000 shares within any three consecutive month period.

Transactions exempt from pre-clearance are still subject to the reporting requirements.

E.	Rebalance Programs

From time to time, the Equity Departments will execute investment programs for a limited number of clients that are known as “rebalance” programs. One example of a rebalance is when a new portfolio is funded with cash, and it is modeled against the model portfolio. Another example is when cash flows into or out of an existing account. The result is that all stocks owned in the model would be purchased on behalf of that one client. Another example is where a client has equity and fixed income portfolios under management, and the overall equity allocation exceeds the proscribed target. A rebalance program may be initiated to sell a small portion of some or all stocks in the portfolio to reduce exposure to stocks.

Rebalance programs typically do not generate high quantities of shares being traded in particular securities. Generally, pre-clearance will not be denied for personal securities transactions by Access Persons or Portfolio Managers in those securities that are part of the rebalance program.

F.	Other Exceptions

Transactions which appear upon reasonable inquiry and investigation to present no reasonable likelihood of harm to a client account or mutual fund, and which are otherwise conducted in accordance with all applicable rules and regulations may be permitted within the discretion of the Chief Compliance Officer on a case-by-case basis. Any such permitted transactions are not exempted from the reporting requirements of this Code.

IX.	REPORTING REQUIREMENTS

A.	Securities Subject to Reporting

The reporting requirements apply with respect to securities as to which the employee has “beneficial ownership,” i.e., securities held in the name of the employee or:

1.	A spouse or minor child;

2.	A relative sharing the same house;

3.	Any other person if, by contract, understanding or other arrangement, the employee has trading discretion, the benefits of ownership, or the right to vote or direct the sale of the securities (including, e.g., as part of an investment club); or

4.	Any other person if the employee can obtain ownership immediately or at some future time.

Reportable Security means any stock, bond, future, investment contract, or any other instrument that is considered a “security” under the Investment Advisers Act. The term “reportable security” is very broad and includes items you might not ordinarily think of as “securities” such as (this list is not all inclusive):

•	Options on securities, on indexes and on currencies;

•	All kinds of limited partnerships;

•	Foreign unit trusts and foreign mutual funds;

•	Private investment funds, hedge funds, and investment clubs; and

•	Any derivative security of any of the above.

Reportable security does not include:

•	Direct obligations of the US Governments;

•	Bankers’ acceptances, certificates of deposit, commercial paper, and high quality short-term debt obligations, including repurchase agreements; and

•	Shares of open-end mutual funds that are not advised or sub-advised by the Firm.

Employees are required to report all holdings of the BB&T Funds (including the Sterling Small Cap Value Fund).

B.	Initial Holdings Report

The Initial Holdings Report will be filed with the Compliance Department no later than 10 days within becoming an employee or the adoption of this Code of Ethics. Reference IX.A above for information on securities subject to reporting. [Initial Holdings Report will be changed to include a request for any disciplinary history, outside activities, or other potential conflicts of interest. Also, initial Code acknowledgement of Code.]

C.	Quarterly Transaction Report

The Quarterly Transaction Report will be filed with the Compliance Department no later than 30 days after the end of each calendar quarter. The employee’s transaction report must include information on any new account that was opened during the quarter containing securities held for the direct or indirect benefit of the employee.

D.	Annual Holdings Report

The Annual Holdings Report will be filed with the Compliance Department no later than 30 days after the end of each calendar year.

Information provided by the employee must be current as of no more than 45 days before the report is submitted. Even if you have no reportable securities accounts or transactions, you must complete the section of the above-mentioned forms that so states. [Annual Holdings Report will include annual acknowledgment of Code of Ethics, disciplinary history, outside activities, other conflicts.]

E.	Transactions Exempt from Reporting Requirements

Reporting is not required for any securities held in an account over which no direct or indirect influence or control (i.e., blind trust). In addition, transactions effected pursuant to an automatic investment plan are not required to be reported.

F.	Requirement to Provide Statements

All employees subject to this Code of Ethics are required to provide duplicate brokerage statements and confirmations for all reportable securities.

G.	Conflicts of Interest

Every employee shall notify the Compliance Department of any actual or potential conflict of interest, such as the existence of any economic relationship between their personal securities transactions and investment decisions for client accounts.

H.	Privacy of Reported Information

All information reported pursuant to the Code of Ethics shall be confidential and will be maintained in secure storage at all times. The information will only be shared with supervisory personnel within the Firm as needed to evaluate potential violations of the Code, or with counsel and/or regulatory authorities upon appropriate request.

X.	REPORTING OF VIOLATIONS

Employees are required to report any apparent or suspected violation of the Code promptly to a member of the Firm’s Compliance Department. Such reports will be investigated promptly. The Chief Compliance Officer shall report all violations of the Code to the Management Committee. In addition, violations by employees involved with any advised or sub-advised mutual fund will be reported the compliance officer of the respective fund.

XI.	SANCTIONS

Strict compliance with the provisions of this Code shall be considered a basic condition of employment with Sterling Capital Management. It is important that employees understand the reasons for compliance with this Code. Sterling’s reputation for fair and honest dealing with its clients and the investment community in general, has taken considerable time to build. This standing could be seriously damaged as a result of even a single security transaction considered questionable in light of the fiduciary duty owed to our clients. Employees are urged to seek the advice of the Compliance Department with any question as to the application of this Code to their individual circumstances. Employees should also understand that a material breach of the provisions of this Code may constitute grounds for termination of employment with Sterling.

Sterling encourages all employees to promptly report any known violations of this code to the Compliance Department. Upon discovering that an employee has not complied with the requirements of this Code, Sterling’s Chief Compliance Officer and/or Management Committee may impose on that person an appropriate sanction, including, but not limited to a warning, disgorgement of profits, fine, suspension or termination of employment.

XII.	RETENTION OF RECORDS

The Compliance Department shall maintain the following records as required under Rule 204A-1 of the Investment Advisers Act of 1940, and Rule 17j-1 of the Investment Company Act of 1940:

1.	A copy of any Code of Ethics in effect within the most recent five (5) years;

2.	A list of all persons required to make reports hereunder within the most recent five (5) years and a list of all persons who were responsible for reviewing the reports, as shall be updated by the Compliance Department;

3.	A copy of each report submitted by an employee hereunder, for a period of five (5) years from the end of the fiscal year in which it was made;

4.	A record of any material violation of the Code and any action taken as a result of such material violation, for a period of five (5) years following the end of the fiscal year in which the material violation occurred; and

5.	A copy of any memorandum or report completed by the Compliance Department that describes any material issues arising under the Code and certifies that the Firm has adopted procedures reasonably designed to prevent employees from violating the Code of Ethics.